CALENDAR PROFITS LIMITED
27F Two Exchange Square, 8 Connaught Place
Central, Hong Kong
Tel. 852-2842-5865

June 15, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	Ryan Houseal
Attorney-Advisor

Re:	Calendar Profits Limited
Registration Statement on Form 20-F
Filed May 7, 2010
File No. 000-53973

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form 20-F of Calendar Profits Limited (the “Company”), filed May 7, 2010 (the “Form 20-F”), by letter dated June 8, 2010, to Mr. Qiang Wu, the Company’s Chief Executive Officer, and have set forth below the Company’s response.  The Company is simultaneously transmitting Amendment No. 1 to the Form 20-F (the “Amendment”) which reflects, where appropriate, revisions made in response to the Staff’s comment.

Preliminary Note

Forward-Looking Information, page 3

1.
SEC Comment:  Please advise why you believe you are eligible to rely on the statutory safe harbors of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(c) of the Exchange Act.

Response:  The Company believes it is eligible to rely on the statutory safe harbors of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 because it does not fall into any of the exemptions under those sections.  The Staff drew our attention to the exemption from the Safe Harbor of statements made by companies issuing penny stock.
To date the Company has not issued penny stock and is not issuing penny stock in connection with this Form 20-F and, therefore, that exclusion from the safe harbor should not apply to the Company.

Securities and Exchange Commission
June 15, 2010

Item 3. Key Information

A.  Selected financial data, page 3

2.
SEC Comment:  Item 3.A of Form 20-F requires that you present selected historical financial data for the five most recent financial years.  You have included in your filing, however, the selected historical financial data for only the three most recent financial years.  Please revise to include the data for the financial years 2006 and 2005, or in the alternative, represent to us, if true, that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.

Response:  The Company does not believe it can provide selected historical financial data for the financial years 2006 and 2005.  There were virtually no revenues or expenses in those years.  As such, the presentation of those figures would not be meaningful to a potential investor.  Further, the Company is a development stage company with limited staff.  The burden placed on the Company’s limited resources to prepare such data would be burdensome in comparison to the value of the data produced.

Risks Related to Our Business, page 4

3.
SEC Comment:  We refer to the disclosure in your business overview and note that you only “charge success fees to be received upon completion of your clients’ transactions.”  Please tell us whether you considered including a risk factor addressing that your revenues are dependent upon the successful completion of your clients’ transactions, which cannot be guaranteed.

Response:  With respect to this comment, the Company proposes to include the following disclosure in  the Form 20-F:

“We are subject to the risk that we may not be compensated for our services since we generally receive fees only if our clients’ transactions are completed.

We generally structure our fees for services as success fees.  As a result, we receive revenue only if our clients’ transactions are completed.  The completion of our clients’ transactions are subject to many risks outside of our control, such as their ability to enter into definitive agreements on terms acceptable to them, general economic conditions in China and internationally and changes in political, economic and regulatory policies in China.  In addition, we may incur substantial expenses in connection with a client engagement for which we may not be reimbursed if a client’s transaction is not completed.  Failure of our clients to complete their transactions could adversely affect our operating results.

Securities and Exchange Commission
June 15, 2010

Additionally, because our clients’ transactions are often lengthy processes, and could take at least three to 12 months to complete, our operating results are expected to fluctuate significantly due to potential fluctuations in the number and size of transactions completed in any operating period and our cash flows will be negatively impacted by delays in completion of the transactions.”

“Our executive officer also has outside business interests…,” page 5

4.	SEC Comment: Please quantify the amount of time that Mr. Wu devotes, and intends to devote, to your business.

Response: The Company has revised the risk factor captioned “We are dependent upon key personnel whose loss may adversely impact our business” in response to this comment.

Risks Related to Our Ordinary Shares

“There is no trading market for our ordinary shares…,” page 6

5.
SEC Comment:  Your disclosure does not appear to accurately reflect the operation and nature of the OTC Bulleting Board.  Quotation on the OTC Bulletin Board is a function of market maker application for quotation, not issuer application for “listing.”  Please do not refer to “listing” on the OTC Bulletin Board, as this implies that the OTC Bulletin Board is a national securities exchange.  Furthermore, there can be no assurance that a market maker will agree to file the necessary documents with The Financial Industry Regulatory Authority (“FINRA”), which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.  Please revise your risk factor to address these matters.  Similar disclosure appears on page 10.

Response: The Company has revised its disclosure in the risk factor captioned “There is no trading market for our ordinary shares and as a result investors may not be able to sell our ordinary shares” in response to this comment.

Securities and Exchange Commission
June 15, 2010

Item 4. Other Information

B.  Business Overview, page 8

6.
SEC Comment:  We refer to your “Statements of Comprehensive Income/(Loss)” on page F-3 and note that you have not received revenue from operating during the years ended December 31, 2008 and 2007.  Accordingly, please include in your revised filing information about your plan of operations that is comparable to the information required by Item 101(a)(2) of Regulation S-K.  See Instruction 2 to Item 4.B of Form 20-F.

Response: The Company has added disclosure to Item 5 under the caption “Plan Of Operations” in response to this comment.

7.
SEC Comment:  You state that in performing your work for your clients, you often seek advise from third-party experts.  Please describe for us in more detail the nature of the agreements between you and these third-party experts.  For example, you state that you compensate these third-party experts upon consummation of your own services to your clients.  Is compensation of these third-party experts contingent upon your clients’ successful completion of their respective transactions?

Response:  The Company’s obligations to reimburse its third-party experts are contingent on consummation of the associated transaction.  The Company has revised the disclosure in response to this comment.

8.
SEC Comment:  Please revise to provide a more detailed discussion of how you intend to market your services.  In this regard, we note your statement that historically, you have focused on building your network and relations in the market place by working with various parties.  See Item 4.B.5 of Form 20-F.

Response:  The Company has revised the disclosure in Item 4 under the caption “Business Overview” in response to this comment

9.	SEC Comment: You state that, since inception, you have had “numerous involvements” with potential Chinese clients. To the extent you are able, please quantify this statement.

Response:  The Company has revised the disclosure in Item 4 under the caption “Business Overview” in response to this comment

Securities and Exchange Commission
June 15, 2010

10.	SEC Comment: In the third paragraph of this section, you cite your “strong relationships” and “good reputation.” Please provide support for these claims.

Response: The Company has revised the disclosure in Item --- under the caption “Business Overview” in response to this comment

11.
SEC Comment:  You state that you expect to continue to generate revenues going forward.  Please advise us of the basis for this expectation, given your apparent history of generating only one paying client in 10 years of operations.  Alternatively, you may revise your disclosure.

Response: The Company has revised the disclosure in Item 4 under the caption “Business Overview” in response to this comment

Item 5.  Operating and Financial Review and Prospects

B. Liquidity and capital resources, page 8

12.	SEC Comment: You state in this section that you were formed in 2010. However, on page 7 you state that you were formed in 2000. Please advise, or revise your disclosure.

Response: The Company was formed in 2000 and shares were issued to Pinger Zhang.  Those shares were subsequently transferred to Mr. Wu in 2010.  The Company revised to the disclosure under the above-referenced caption to clarify this point:

13.
SEC Comment:  Similarly, you state here that, upon formation, you issued 30 ordinary shares to Mr. Wu, while on page F-6, you state that you issued 30 ordinary shares to Zhang Pinger.  Please advise, or revise your disclosure.

Response: The Company revised to the disclosure under the above-referenced caption to clarify this point:

Securities and Exchange Commission
June 15, 2010

D.  Trend Information, page 9

14.
SEC Comment:  Please discuss for the current financial year, any known trends, uncertainties, demands, commitments or events that are reasonably likely to have material effect on your operating results.  In this regard, we note your disclosure on page four concerning the risks related to doing business in the People’s Republic of China.  See Item 5.D of Form 20-F.

Response:  The Company has revised the disclosure in Item 5 under the caption “Trend Information”  in response to this comment.

F.  Tabular disclosure of contractual obligations, page 9

15.	SEC Comment: Please provide us with your analysis as to how you reached the conclusion that Item 5.F does not apply to you. In this regard, we note the $50,000 loan from Mr. Wu to the Company.

Response: In light of this Comment, the Company will provide the tabular disclosure required by Item 5F:

Item 6.  Directors, Senior Management and Employees

E.  Share ownership, page 10

16.
SEC Comment:  Please disclose all persons who have or share the underlying benefits of ownership of the securities listed in the table.  See the definition of “beneficial owner” in General Instruction F to Form 20-F.

Response: The Company has revised the disclosure to include the requested information.

Please do not hesitate to contact the undersigned, or Brad Shiffman, counsel to the Company, at (212) 885-5000, with any questions.

Very truly yours,

/s/ Qiang Wu

Qiang Wu
Chief Executive Officer